Exhibit 4.2

EXECUTION VERSION

INDEMNIFICATION AGREEMENT

THIS INDEMNIFICATION AGREEMENT (the “Agreement”) is made effective as of April 20, 2026 by and between Howard Hughes Holdings Inc., a Delaware corporation (the “Company”), and Marc Grandisson (the “Indemnitee”).

WHEREAS, Indemnitee has been appointed to the Board of Directors of the Company (the “Board of Directors”) effective as of the date hereof;

WHEREAS, pursuant to the award agreements (the “Arch Equity Agreements”) with respect to equity grants (“Arch Equity Awards”), each as set forth on Annex A, issued to Indemnitee under the Long Term Incentive and Share Award Plan of Arch Capital Group Ltd. (“Arch”), Indemnitee may forfeit such equity grants in certain circumstances (which circumstances do not include serving as a member of the board of directors of another company);

WHEREAS, in order to ensure that the Indemnitee will serve the Company free from undue concern that such service could result in his forfeiture of the Arch Equity Awards, and in light of the specific exception in the Award Agreements excluding service as a member of a company’s board of directors as described above, the Company is willing to indemnify the Indemnitee with respect to the forfeiture of Arch Equity Awards attributable to Indemnitee’s joining the Board of Directors as provided herein;

WHEREAS, although the Amended and Restated Certificate of Incorporation of the Company (the “Certificate”) and the Amended and Restated Bylaws of the Company (the “Bylaws”) require indemnification of the officers and directors of the Company under the circumstances specified therein, and Indemnitee may also be entitled to indemnification pursuant to the General Corporation Law of the State of Delaware (“DGCL”), the Certificate, the Bylaws and the DGCL expressly provide that the indemnification provisions set forth therein are not exclusive, and authorize the Company to enter into contracts between the Company and members of the board of directors, officers and other persons with respect to indemnification; and

WHEREAS, this Agreement is a supplement to and in furtherance of the Certificate, the Bylaws, and that certain Director and Officer’s Indemnification Agreement by and between the Company and the Indemnitee, dated as of the date hereof (the “D&O Agreement”) and any resolutions adopted pursuant thereto, and shall not be deemed a substitute therefor, nor to diminish or abrogate any rights of Indemnitee thereunder.

NOW, THEREFORE, in consideration of Indemnitee’s agreement to serve or continue serving as a director of the Company after the date hereof, the parties hereto agree as follows:

1.              Definitions. For purposes of this Agreement:

(a)            “Arch” shall have the meaning set forth in the Recitals.

(b)            “Arch Claim” means any claim, action, or other proceeding brought by Arch against Indemnitee, including any written notice thereof, or any response to any communication, notice, claim, action, or other proceeding brought by Indemnitee, that contends that Indemnitee’s Status or Service has resulted in a Forfeiture Event.

(c)            “Arch Equity Agreements” shall have the meaning set forth in the Recitals.

(d)            “Arch Equity Awards” shall have the meaning set forth in the Recitals.

(e)            “D&O Agreement” shall have the meaning set forth in the Recitals.

(f)            “Disinterested Director” means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification or advancement is sought by Indemnitee.

(g)            “Expenses” shall include all reasonable attorneys’ fees, retainers, disbursements of counsel, court costs, filing fees, transcript costs, fees and expenses of experts, witness fees and expenses, travel expenses, duplicating and imaging costs, printing and binding costs, telephone charges, facsimile transmission charges, computer legal research costs, postage, delivery service fees and all other disbursements or expenses of the types customarily incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding, as well as all other “expenses” within the meaning of that term as used in Section 145 of the General Corporation Law of the State of Delaware and all other disbursements or expenses of types customarily and reasonably incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, being or preparing to be a witness in, or otherwise participating in, actions, suits, or proceedings similar to or of the same type as the Proceeding with respect to which such disbursements or expenses were incurred; but, notwithstanding anything in the foregoing to the contrary, “Expenses” shall not include amounts of judgments, penalties, or fines actually levied against the Indemnitee in connection with any Proceeding. Expenses also shall include the foregoing incurred in connection with any appeal resulting from any Proceeding, including without limitation the premium, security for, and other costs relating to any cost bond, supersede as bond, or other appeal bond or its equivalent.

(h)            “Forfeiture Event” means the forfeiture, cancellation or rescission of, or loss of any rights with respect to (including opportunity to exercise, failure to vest, or other rights), any Arch Equity Awards, in each case, pursuant to the Arch Equity Agreements, in whole or in part, the basis for which arose upon or in connection with Indemnitee’s Status or Service. A “Forfeiture Event” shall be deemed to have occurred on the earliest of (i) the date on which any Arch Equity Awards are actually forfeited, cancelled, rescinded, clawed back, or reduced, or the loss of any rights with respect to (including opportunity to exercise, failure to vest, or other rights) occurred or arose, (ii) the date on which a final, non-appealable judgment or arbitration award is entered against Indemnitee in any proceeding relating to an Arch Claim.

(i)             “Losses” shall include any and all losses, costs, and expenses actually incurred by Indemnitee and directly arising out of or resulting from a Forfeiture Event or Arch Claim, including without limitation:

(i)            the fair market value of any Arch Equity Awards that are forfeited, cancelled, or clawed back, determined as of (1) the scheduled vesting date (for unvested awards) or (2) the date of forfeiture (for vested awards) or (3) the date of loss of any rights with respect to Arch Equity Awards, including opportunity to exercise, failure to vest, or other rights (as applicable); for purposes of this clause (i), (A) the value of any stock option shall be determined based on Black-Scholes methodology using the remaining contractual term of the option, the historical volatility of Arch common stock, and the closing price of Arch common stock on the applicable valuation date, and (B) the value of any performance-based Arch Equity Award shall be determined based on actual performance tracked through the applicable valuation date;

(ii)           any amounts Indemnitee is required to pay, return, or disgorge to Arch or its affiliates with respect to any Arch Equity Awards, including any shares of common stock, cash payments, dividends, or other distributions previously received by Indemnitee in respect of such Arch Equity Awards;

(iii)          Expenses; and

(iv)          any amounts paid in settlement of any Forfeiture Event or Arch Claim.

(j)             “Proceeding” shall include any threatened, pending or completed action, suit, or proceeding (including a negotiation in connection with an otherwise possible Proceeding) in which Indemnitee was, is or will be a party, by reason of the fact of or related to Indemnitee’s Status or Service, including a Proceeding initiated by Indemnitee in connection with attempting to exercise rights under the Arch Equity Awards.

(k)            “Status and Service” shall include Indemnitee’s role, position, duties and activities related to Indemnitee being a member of the Board of Directors and Indemnitee’s arrangements as contemplated by his offer letter dated April 20, 2026 with Pershing Square Inc and its affiliates and related parties.

(l)             References herein to “fines” shall not include any excise tax assessed with respect to any employee benefit plan.

2.              Indemnity of Indemnitee. The Company hereby agrees to hold harmless and indemnify Indemnitee to the fullest extent permitted by applicable law, as such may be amended from time to time. In furtherance of the foregoing indemnification, and without limiting the generality thereof:

(a)            Forfeiture of Arch Equity Awards. Except as provided in Section 7, the Company shall indemnify and hold harmless Indemnitee from and against any Losses arising out of or resulting from a Forfeiture Event.

(b)            Expenses: Except as provided in Section 7, the Company shall indemnify the Indemnitee against all Expenses and amounts paid in a settlement approved in writing by the Company and in each case actually and reasonably incurred by the Indemnitee, or on the Indemnitee’s behalf, in connection with such Arch Claim, to the extent the Indemnitee acted in good faith and in a manner the Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and in accordance with the terms of the Arch Equity Awards.

(c)            Tax Gross-Up. The Company shall pay Indemnitee an additional amount (a “Gross-Up Payment”) such that Indemnitee’s net after-tax retention from all amounts payable under this Agreement (including the Gross-Up Payment) equals the net after-tax amount Indemnitee would have retained in respect of the Arch Equity Awards had no Forfeiture Event occurred, in each case calculated at the highest marginal federal, state and local income and employment tax rates applicable to Indemnitee. The Gross-Up Payment shall be paid concurrently with the underlying payment.

3.              Advancement of Expenses. Notwithstanding any other provision of this Agreement, but subject to Section 9(e) of the D&O Agreement, the Company shall advance all Expenses actually and reasonably incurred by or on behalf of Indemnitee in connection with any Proceeding by reason of a Arch Claim within thirty (30) calendar days after the receipt by the Company of a statement or statements from Indemnitee requesting such advance or advances from time to time, whether prior to or after final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by or on behalf of Indemnitee and for which advancement is requested, and shall include or be preceded or accompanied by an undertaking by or on behalf of Indemnitee to repay any Expenses advanced if it shall finally be determined (under the procedures, and subject to the presumptions, set forth in Section 4 and Section 5) that Indemnitee is not entitled to be indemnified against such Expenses. Such undertaking shall be sufficient for purposes of this Section 3 if it is substantially in the form attached hereto as Exhibit A. Any advances and undertakings to repay pursuant to this Section 3 shall be unsecured and interest-free. The Indemnitee shall be entitled to advancement of Expenses as provided in this Section 3 regardless of any determination by or on behalf of the Company that the Indemnitee has not met the standards of conduct set forth in Section 2(a).

4.              Procedures and Presumptions for Determination of Entitlement to Indemnification. It is the intent of this Agreement to secure for Indemnitee rights of indemnity that are as favorable as may be permitted under the DGCL and public policy of the State of Delaware. Accordingly, the parties agree that the following procedures and presumptions shall apply in the event of any question as to whether Indemnitee is entitled to indemnification under this Agreement:

(a)            Indemnitee shall give the Company notice in writing as soon as practicable of any Arch Claim made against Indemnitee for which indemnification will or could be sought under this Agreement. To obtain indemnification under this Agreement, the Indemnitee shall submit to the Company a written request for indemnification, including therein or therewith, except to the extent previously provided to the Company in connection with a request or requests for advancement pursuant to Section 3, a statement or statements reasonably evidencing all Expenses incurred or paid by or on behalf of the Indemnitee and for which indemnification is requested, together with such documentation and information as is reasonably available to Indemnitee and as is reasonably necessary for the Company to determine whether and to what extent Indemnitee is entitled to indemnification. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board of Directors in writing that Indemnitee has requested indemnification. Failure to provide any notice required hereby shall not impair Indemnitee’s rights of indemnification under this Agreement except to the extent that such failure to provide notice prejudices the rights of the Company to defend any action or proceeding which is the basis of the claimed indemnification.

(b)            Upon written request by Indemnitee for indemnification pursuant to the second sentence of Section 4(a), a determination with respect to Indemnitee’s entitlement thereto shall be made by the Board of Directors, by a majority vote of Disinterested Directors even though less than a quorum, or by a committee of Disinterested Directors designated by majority vote of Disinterested Directors, even though less than a quorum.

(c)            In connection with any determination (including a determination by the Court of Chancery of the State of Delaware (or other court of competent jurisdiction)) with respect to entitlement to indemnification hereunder, the burden of proof shall be on the Company to establish that Indemnitee is not entitled to indemnification and any decision that Indemnitee is not entitled to indemnification must be supported by clear and convincing evidence. The failure of the Company (including by its directors) to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, or an actual determination by the Company (including by its directors) that Indemnitee has not met such applicable standard of conduct, shall not be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.

(d)            In making a determination with respect to whether Indemnitee acted in good faith and in a manner that Indemnitee reasonably believed to be in or not opposed to the best interests of the Company, the person or persons or entity making such determination shall presume that Indemnitee acted in good faith and in a manner that Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and in accordance with the terms of the Arch Equity Agreements. Anyone seeking to overcome this presumption shall have the burden of proof and any decision that Indemnitee is not entitled to indemnification must be supported by clear and convincing evidence.

(e)            If the person, persons or entity empowered or selected under this Section 4 to determine whether Indemnitee is entitled to indemnification shall not have made a determination within sixty (60) days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and Indemnitee shall be entitled to such indemnification absent (i) a misstatement by Indemnitee of a material fact, or an omission of a material fact necessary to make Indemnitee’s statement not materially misleading, in connection with the request for indemnification, or (ii) a prohibition of such indemnification under applicable law: provided, however, that such sixty (60) day period may be extended for a reasonable time, not to exceed an additional thirty (30) days, if the person, persons or entity making such determination with respect to entitlement to indemnification in good faith requires such additional time to obtain or evaluate documentation and/or information relating thereto and so notifies the Indemnitee.

(f)            Indemnitee shall cooperate with the person, persons or entity making such determination with respect to Indemnitee’s entitlement to indemnification, including providing to such person, persons or entity upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to Indemnitee and reasonably necessary to such determination. Any member of the Board of Directors shall act reasonably and in good faith in making a determination regarding the Indemnitee’s entitlement to indemnification under this Agreement. Any costs or expenses (including attorneys’ fees and disbursements) incurred by Indemnitee in so cooperating with the person, persons or entity making such determination shall be borne by the Company (irrespective of the determination as to Indemnitee’s entitlement to indemnification) and the Company hereby agrees to indemnify and hold Indemnitee harmless therefrom.

(g)            The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification under this Agreement or create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in or not opposed to the best interests of the Company and in accordance with the terms of the Arch Equity Agreements or, that Indemnitee had reasonable cause to believe that Indemnitee’s conduct was unlawful.

5.              Remedies of Indemnitee. The remedies of Indemnitee shall be governed by Section 8 of the D&O Agreement.

6.              Non-Exclusivity: Survival of Rights; Insurance; Subrogation. The matters of non-exclusivity, survival of rights, insurance and subrogation shall be governed by Section 9 of the D&O Agreement. The indemnification obligations of the Company under this Agreement shall survive termination of Indemnitee’s service to the Company for any reason.

7.              Exception to Right of Indemnification. Notwithstanding any provision in this Agreement, the Company shall not be obligated under this Agreement to make any indemnity for any Losses or provide any advancement of expenses in connection with any claim made against Indemnitee:

(a)            for which payment has actually been made to or on behalf of Indemnitee under any insurance policy, or other indemnity provision or otherwise, except with respect to any excess beyond the amount so paid, and except as may otherwise be agreed between the Company, on the one hand, and Indemnitee or another indemnitor of Indemnitee, on the other; or

(b)            arising out of or related to (i) Indemnitee’s fraud or (ii) Indemnitee’s breach of any obligation to Arch other than related to Indemnitee’s Status and Service.

8.              Enforcement.

(a)            The Company expressly confirms and agrees that it has entered into this Agreement and assumes the obligations imposed on it hereby in order to induce Indemnitee to serve or continue serving as an officer or director of the Company, and the Company acknowledges that Indemnitee is relying upon this Agreement in serving as an officer or director of the Company.

(b)            This Agreement along with the D&O Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

(c)            The Company represents that this Agreement has been approved by the Board of Directors.

9.              Miscellaneous. The provisions of Sections 11, 12 and 14 through 23 (inclusive) of the D&O Agreement are hereby incorporated by reference into this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of April 20, 2026.

COMPANY:

HOWARD HUGHES HOLDINGS INC.

By:

Name:	Joseph Valane
General Counsel & Secretary

Address:	Howard Hughes Holdings Inc.
9950 Woodloch Forest Drive, Suite 1100
The Woodlands, TX 77380

INDEMNITEE:

MARC GRANDISSON

Signature:

[Signature Page to Indemnification Agreement]

Arch Equity Awards

[Omitted]

Schedule A

Exhibit A

UNDERTAKING

Reference is hereby made to that certain Indemnification Agreement, by and between Howard Hughes Holdings Inc., a Delaware corporation (the “Company”), and the undersigned, dated effective as of ________________ __, 20__ (the “Arch Indemnification Agreement”). All initially capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Arch Indemnification Agreement.

Pursuant to the Arch Indemnification Agreement, I ___________________________, agree to reimburse the Company for all Expenses paid to me or on my behalf by the Company in connection with my involvement in [name or description of proceeding or proceedings relating to the Arch Equity Agreements], in the event, and to the extent, that it shall ultimately be determined (pursuant to the terms of the Indemnification Agreement) that I am not entitled to be indemnified by the Company for such Expenses.

Signature

Typed Name

Exhibit A